Exhibit 12.1

Range Resources Corporation
Computation of Ratio of Earnings to Fixed Charges
(in thousands except ratios)

	Six Months
	Ended
	June 30,
	2004	2003	2002	2001	2000	1999
EARNINGS:
Income before provision for incomes taxes	$23,575	$49,413	$22,408	$17,257	$35,004	$(22,772)
Add: Fixed charges	8,723	22,693	23,715	32,732	40,475	47,436

Total earnings	$32,298	$72,106	$46,123	$49,989	$75,479	$24,664

FIXED CHARGES:
Interest expense	$8,567	$22,165	$23,153	$32,179	$39,953	$47,085
Amortization of debt issuance costs (1)
Interest portion of rental expense	156	528	562	553	522	351

Total fixed charges	$8,723	$22,693	$23,715	$32,732	$40,475	$47,436

Ratio of earnings to fixed charges	3.7	3.2	1.9	1.5	1.9	0.5

(1)	Amortization of debt issuance costs is included in interest expense.

For the year ended December 31, 1999, earnings were inadequate to cover fixed charges by $22.8 million.

Range Resources Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock
(in thousands except ratios)

	Six Months
	Ended
	June 30,
	2004	2003	2002	2001	2000	1999
EARNINGS:
Income before provision for incomes taxes	$23,575	$49,413	$22,408	$17,257	$35,004	$(22,772)
Add: Fixed charges	11,064	23,968	23,715	32,742	42,029	50,318

Total earnings	$34,639	$73,381	$46,123	$49,999	$77,033	$27,546

FIXED CHARGES:
Interest expense	$8,567	$22,165	$23,153	$32,179	$39,953	$47,085
Amortization of debt issuance costs (1)
Interest portion of rental expense	156	528	562	553	522	351
Preferred dividends	2,341	1,275	—	10	1,554	2,881

Total fixed charges	$11,064	$23,968	$23,715	$32,742	$42,029	$50,318

Ratio of earnings to fixed charges & preferred stock dividends	3.1	3.1	1.9	1.5	1.8	0.5

(1) Amortization of debt issuance costs is included in interest expense.

For the year ended December 31, 1999, earnings were inadequate to cover fixed charges by $22.8 million.